                                                                      EXHIBIT 12

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                      (Amounts in thousands except ratios)
                                  (Unaudited)


                                Six Months Ended June 30,                          Year Ended December 31,(1)

                                          1994               1993           1992        1991            1990       1989
Earnings:
  Income before income
    taxes and cumulative
    effect of changes in
    accounting principles               $16,924            $113,234       $93,399      $122,218       $240,460   $102,359

  Adjustments:
    Net interest
      expense (2)                           598              12,393        14,555        13,021         42,373     91,784
    Amortization of
      capitalized interest                  572               1,814         1,410         1,668          1,236      2,365
    Portion of rental
      expense
      representative
      of interest                           385                 800         1,088         1,572          2,017      2,308
    Minority interest of
      majority-owned
      subsidiaries that
      have fixed charges                   -                 11,113         7,580        12,455         14,021     13,706
    Undistributed income
      of less than 50%
      owned entities                     (5,066)             (3,526)          -             -           (7,460)       -
                                        $13,413            $135,828      $118,032      $150,934       $292,647   $212,522

Fixed Charges:
  Net interest
    expense (2)                         $   598             $12,393       $14,555       $13,021        $42,373    $91,784
  Capitalized interest                   10,281               8,480         2,405          -              -         2,269
  Portion of rental
    expense
    representative
    of interest                             385                 800         1,088         1,572          2,017      2,308
                                        $11,264             $21,673       $18,048       $14,593        $44,390    $96,361

Ratio of Earnings to
  Fixed Charges                             1.2                 6.3           6.5          10.3            6.6        2.2


        (1) The computations for the annual periods presented are for Newmont Mining Corporation ("NMC"), Newmont Gold Company's ("NGC") parent. Computations for these periods are presented for NMC because management believes they are more relevant than NGC's historical computations for the same periods due to the fact that effective January 1, 1994 NGC acquired essentially all of NMC's assets and assumed essentially all of NMC's liabilities. The computations are reflective of what they would have been for NGC had this transaction occurred at the beginning of 1989. NGC was fully consolidated into NMC in all periods and NGC had insignificant fixed charges in all periods except 1989, when its fixed charges represented $13.8 million of the total $96.4 million shown.

        (2) Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.